AGREEMENT TO PURCHASE 100% INTEREST IN SECURITY, SHARES AND EQUITY OF Hosinbrook Company S.A., BVI

AGREEMENT is made on September 2004

BETWEEN

(1) Legal Services Foundation, a company organized and existing under the laws of the Principality of Liechtenstein, having offices at Usteristrasse 19, CH-8001 Zurich Switzerland ("**LSF**" or the "**Seller**");

(2) Mr. Michael Howarth, an individual, having his address at 19, Simpang 542, Kg. Sungai Besar, Jalan Kota Batu, BD2517, Brunei Darussalam ("**Howarth**" or the "**Buyer**"); and

(3) Dr Patrick Adair, an individual, having his address at 1910 Northwest Blvd., Suite 110, Coeur D'Alene, Idaho 83814 USA ("**Adair**").

WHEREAS

(A) LSF is a company organized and existing under the laws of the Principality of Liechtenstein, for the purpose of serving as a legal trustee and holding company, including but not limited to global investment management and corporate governance services to its international clientele.

(B) Hosinbrook Company S.A., (the "**Company**") is a company limited by shares incorporated on 7 September 1999 in the British Virgin Islands with number 342105 with an issued share capital of US$ 10,000 divided into 10,000 bearer shares of US$1 each (the "**Issued Shares**"). Trufinco Ltd holds two certificates to bearer each in respect of 5,000 of the Issued Shares. The Company has also agreed to issue a further 27,086,131 registered shares of US$1.00 par value (the "**Subscription Rights**").

(C) Howarth, an individual who has worked extensively on a project carried out by the Company and its subsidiaries, now wishes to purchase all of the Issued Shares and Subscription Rights.

(D) The Seller has agreed to sell, and Adair has agreed to procure the sale, of all of the Issued Shares and Subscription Rights to the Buyer for the consideration and upon the terms set out in this Agreement.

(E) Contemporaneously with this Agreement, it is intended that the Company acquire the entire issued share capital of ACI Engineering AG (formerly Applied Cryogenics International AG), a company incorporated under German law and registered on 25 September 2002 at *Amtsgericht Charlottenburg*, Amtsgerichtsplatz 1,

D-14057 Berlin, Germany under registration no HR B 86131 and having its head office at Friedrichstrasse 147/148, 10117 Berlin Germany ("**Engineering**"). The entire issued share capital of Engineering consists of 50,000 shares of €1 each, which are shown in the records of the *Amtsgericht Charlottenburg* as being held by Dagmar Gräf-Detampel. On 14 July 2004, Dagmar Gräf-Detampel sold, and the Seller has acquired, the entire issued share capital of Engineering, however, that acquisition has not been registered at the Registration Court.

(F) Contemporaneously with entry into this Agreement, it is intended that Howarth and the Company enter into an agreement for the sale by Howarth of 12,154,005 registered shares of US$1 each to a third party investor and the issue of a further 33,200,098 registered shares of US$1 each to Howarth (the "**Subscription Agreement**").

IT IS AGREED as follows:

1. SALE OF THE SHARES AND CONSIDERATION

1.1 The Seller agrees to sell, and Adair agrees to procure the sale of, the Issued Shares and the Buyer agrees to purchase the Issued Shares with effect from the close of business on 23 September 2004 on the terms that the same covenants shall be deemed to be given by the Seller on Closing in relation to the Issued Shares as are implied under Part I of the Law of Property (Miscellaneous Provisions) Act 1994 where a disposition is expressed to be made with full title guarantee. The Issued Shares shall be sold free from all security interests, options, equities, claims or other third party rights (including, without limitation, rights of pre-emption) of any nature whatsoever, together with all rights attaching to them including, without limitation, the right to receive all dividends and other distributions declared, made or paid on or after 23 September 2004.

1.2 The Seller and Adair each agrees to direct the Company to issue shares in the Company pursuant to the Subscription Rights to the Buyer (or as he may direct) and, subject to Closing occurring each of the Seller and Adair:

(a) agree to waive any rights which either of them may have (whether for their own account or that of a third party) to have any shares in the Company issued to either of them; and

(b) rescind and release any and all claims they may have to any right to participate in the profits, revenues or assets of the Company or any of the Target Companies,

and agree to sign all necessary documents to give full effect to this clause 1.2.

1.3 The total purchase price for the Issued Shares and covenant set out in clause 1.2 shall be the payment by the Buyer to the Seller of the sum of Twenty Million Euros (€20,000,000.00) payable by Buyer to Seller in accordance with clause 3 below, less the sum of €787,616.09 or such other figure as Michael Hartung (or any other chartered accountant as may be engaged by Engineering) may certify represents the creditors of Engineering at Closing. Such figure is not to include the

security deposit which is owing to the landlord of the ACI premises located at 147-148 Friederichstrasse, Berlin.

2. CONDITIONS TO CLOSING

2.1 Closing shall be conditional on:

(a) Howarth being appointed as an additional director of the Company and the Company authorising Howarth to sign both the Subscription Agreement and the Engineering Purchase Agreement on behalf of the Company;

(b) the Engineering Purchase Agreement being duly entered into by the parties thereto; and

(c) the third party investor confirming in writing that, subject only to Closing occurring, it will remit Ten Million Euros to the Company (or as it may direct) pursuant to the Subscription Agreement.

If the Buyer has not received by 23 October 2004 evidence reasonably satisfactory to him that the above conditions have been satisfied or if this Agreement has not closed in accordance with its terms by 24 October 2004, this Agreement will terminate (save in respect of any rights and liabilities which have accrued before termination). The Buyer may, in his absolute discretion, waive any of the above conditions in whole or in part.

2.2 The Seller shall, at its own cost, use all reasonable endeavours to ensure that the conditions set out in clause 2.1(a) and (b) are fulfilled as soon as possible after the date of this Agreement.

3. CLOSING

3.1 The sale and purchase of the Issued Shares shall be completed upon the condition set out in clause 2.1 being satisfied, when the events set out in the following provisions of this clause 3 shall take place.

3.2 The Seller shall deliver or cause to be delivered to the Buyer:

(a) a certificate signed on behalf of Trufinco Ltd that, as at closing of this Agreement, the Buyer is the sole beneficial owner of the entire issued share capital of the Company and that Trufinco Ltd will keep the share certificates in respect of the Issued Shares in safe custody to the order of the Buyer;

(b) a certificate signed on behalf of Trufinco Ltd that the Company has not agreed to allot or issue any shares other than the Subscription Rights and save as set out in the Subscription Agreement;

(c) a counterpart original of the Royalty Agreement, duly executed by the parties thereto;

(d) letters of resignation duly executed by Adair resigning as a director, managing director and employee (as applicable) of the Company, ACI Elastomers USA,

Inc, ACI Technologies, ACI Global Pte Ltd, ACI Corporation Limited, Intec Elastomers Europe S.A. and ACI Elastomers Asia Sdn Bhd, ACI Corporation AG and releasing each such company from any and all liability which it may have incurred to Adair and from any other obligations which any of them may owe to Adair (other than pursuant to the Royalty Agreement);

(e) a board resolution of the Company accepting the resignation of Adair and Walter Schumacher and appointing Howarth as Managing Director of the Company and Johan Robb, as an additional director of the Company;

(f) a shareholder resolution of the Company resolving to amend the Company's memorandum of association to increase the capital of the Company to 100,000,000 registered shares of US$1.00 par value each, authorising the directors to allot such shares on such terms as they see fit and to approve the transactions contemplated by this Agreement;

(g) a board resolution of the Company resolving to issue to the Buyer (or as he may direct) 27,086,131 registered shares of US$1.00 par value each, credited as fully paid, in respect of the Subscription Rights; and

(h) a board resolution of the Company approving the transfer of 12,154,004 registered shares of US$1 each, credited as fully paid, pursuant to the Subscription Agreement.

3.3 Provided the events set out in clause 3.2 shall have taken place, the purchase price referred to in clause 1.3 shall be left outstanding as a debt, and be payable as follows:

(a) Ten Million Euros (€10,000,000.00), less the sum of €787,616.09 or such other figure as Michael Hartung (or any other chartered accountant as may be engaged by Engineering) may certify represents the creditors of ACI Engineering AG at Closing (refer to clause 1.3 above), shall be payable upon the earlier of (a) the Company, or any of its subsidiaries, receiving financing sufficient to build a ACI-50 unit and (b) 23 September 2006; and

(b) Ten Million Euros (€10,000,000.00) shall be payable upon the earlier of (a) the Company, or any of its subsidiaries, receiving financing sufficient to build a second ACI-50 unit and (b) 23 September 2007.

3.4 If any amount payable pursuant to clause 3.3 remains outstanding after 23 September 2005, the outstanding amount shall accrue interest at the rate of seventeen percent (17%) per annum compounded annually from 23 September 2005 until payment in full.

3.5 The Seller and Adair each direct the Buyer to procure that amounts payable pursuant to clause 3.3 or 3.4 shall be paid to the following account:

Euro Account No. 206-DP121874.1
In favour of Walter Schumacher

With UBS AG, P.O. Box CH-8098 Zurich/Switzerland

3.6 No later than payment being made pursuant to clause 3.3(a) above, Adair shall pay, on behalf of ACI Global Pte Limited, US$250,000 (together with any interest which may have accrued thereon from Closing) to Bala Kalimuthu in full satisfaction of amounts owing to Bala Kalimuthu by that company, failing which the Buyer may pay, or procure the payment of, US$250,000 (together with any interest which may have accrued thereon from Closing), on behalf of ACI Global Pte Limited, to Bala Kalimuthu and shall be entitled to recover such amounts from Adair.

3.7 Adair agrees to pay, on behalf of ACI Corporation AG, €582,572.24 being amounts owed by ACI Corporation AG to the creditors listed in Schedule 3, failing which the Buyer may pay, or procure the payment of, such amounts on behalf of ACI Corporation AG and shall be entitled to recover such amounts from Adair.

3.8 By no later than payment being made pursuant to clause 3.3(b) above, Adair agrees to repay all amounts received by him or by any of the Company, the Target Companies, Applied Cryogenics Australia Pty Ltd or by companies referred to as ACI Elastomers USA, Inc. or ACI Elastomers Brunei from any persons (other than persons introduced by Howarth to the ACI Group save to the extent that they are listed in Schedule 4) in respect of:

(a) their proposed investment in companies referred to as ACI Elastomers USA, Inc. or ACI Elastomers Brunei; or

(b) any proposed or actual investment or disposal of an investment in Applied Cryogenics Australia Pty Ltd,

together with interest at a rate of 8 percent (8%) per annum compounded annually from the earlier of (a) the transaction in question being agreed, (b) receipt of such funds by Adair or (c) Closing.

4. Conduct prior to Closing

4.1 From the date of this agreement until Closing, the Seller and Adair shall procure that the Company complies with its obligations under the Engineering Purchase Agreement and does not waive any rights arising under that agreement without the prior written consent of Howarth.

4.2 From the date of this agreement until Closing, the Seller shall:

(a) procure that the Company and each Target Company carries on its business only in the ordinary and usual course and shall procure that the Company and each Target Company does not make or agree to make any payment other than routine payments in the ordinary and usual course of business;

(b) procure that the Buyer or his representatives shall be allowed, upon reasonable notice and during working hours, access to the books and records (or those parts of such books and records) of the Company and of each Target Company, together with the right to take copies;

(c) not do, allow or procure, and shall ensure that neither the Company nor the Target Companies allow or procure, any act or omission which would constitute or give rise to a breach of any representation or warranty if the representation or warranty were repeated at any time before Closing by reference to the facts and circumstances then existing;

(d) procure that there is no declaration, authorisation, making or payment of a dividend or other distribution (whether in cash, stock or in kind) nor any reduction of its paid-up share capital by the Company or any Target Company;

(e) procure that no share or loan capital or other security is created, allotted or issued or agreed to be created, allotted or issued by the Company or either of the Target Companies and that no option over or other right to subscribe for any share or loan capital or other security is granted by the Company or either of the Target Companies;

(f) procure that neither the Company nor any of the Target Companies does not employ or agree to employ any new persons fully or part time or to dismiss any existing employees except for incompetence or gross misconduct or other reasonable cause justifiable in law and that procure that changes are not made to terms of employment, including pension fund commitments; and

(g) not take any action, and shall procure that no action is taken by the Company or any of the Target Companies or by the Seller, which is inconsistent with the provisions of this agreement or the consummation of the transactions contemplated by the Transaction Documents.

5. Loan to the Company

The Buyer agrees that, upon signing of this Agreement, it shall procure that a loan of Two Hundred and Fifty Thousand Euros (€250,000.00) is made to the Company. Such loan shall be repayable on demand only in the event of Closing occurring and bear interest at a rate of Four percent. (4%), compounded annually. Such funds may only be used by the Company to make the loan that it is required to make pursuant to the Engineering Purchase Agreement. Such loan shall be advanced to the following account:

Euro Account No. 7118288003
Credit of ACI Engineering AG
Bank: Berliner Volksbank
Bank Number: 100 900 00
SWIFT: BEVO DEBB

6. Warranties

Adair and the Seller each jointly and severally represents and warrants to the Buyer in the terms of the warranties set out in Schedule 1. Such representations and warranties shall be repeated at any time at Closing by reference to the facts and circumstances then existing.

7. INDEMNITY

7.1 Subject to clause 7.4, each of the Seller and Adair shall jointly and serverally indemnify and hold harmless, as a continuing obligation, the Buyer, the Company and the Target Companies against any and all legal claims (including the costs of defending such claims) brought against them by:

(a) any person or entity claiming to hold an investment in any of the Company, the Target Companies or in companies referred to as ACI Elastomers USA, Inc. or ACI Elastomers Brunei. This indemnity shall apply in respect of claims made by the persons listed in Schedule 4 (being persons introduced to such companies by Howarth) but shall not apply to any other persons introduced to such companies by Howarth including any agent or broker that Howarth may have engaged in exchange for the issue of shares in any of the above companies;

(b) any person or entity listed in Schedule 4 and claiming to hold an investment in Applied Cryogenics Australia Pty Ltd;

(c) any of David Smith, Dagmar Grăf-Detampel, Steve Bush, Bala Kalimuthu, Sally Meyner, Cameron Smith; and

(d) any Sales, Marketing and Business Development personnel who, at the time the claim arose, were principally located in Seattle Washington, U.S.A.

7.2 The Seller and Adair shall indemnify and hold harmless, as a continuing obligation, the Buyer, the Company and the Target Companies for breach of its obligations set out in clauses 3.6, 3.7 and 3.8 above.

7.3 In the event that proceedings in respect of a claim which is subject to any indemnity contained in this clause 7 are commenced Buyer shall, upon becoming aware of such proceedings, notify the Seller and Adair who may, upon acknowledging unconditionally in writing that the claim is subject to the indemnity set out in this clause, have control and conduct of such proceedings provided that:

(a) if the assumption by the Seller and Adair of control and conduct of a claim may result in a loss of privilege or confidentiality, then the Buyer may, by written notice signed on its behalf by any two directors, recover control and conduct of any claim and from the time such notice is served or deemed served, the Buyer shall cease to have the benefit of the indemnity set out in clause 7.1 above;

(b) the Buyer and the Company shall be entitled to comment in advance on each material step or action proposed to be taken on their behalf (or on behalf of any subsidiary of the Company) and shall be consulted and kept fully informed of each other step or action taken in respect of such matter;

(c) if any step proposed to be taken by the Seller and Adair may, in the reasonable opinion of the Company, result in material detriment to the Company or any of

its subsidiaries, then the prior written consent of the Company shall be obtained before such step may be taken; and

(d) if any step is taken to commence bankruptcy, winding-up or any analogous proceedings against the Seller or Adair in any jurisdiction, then both the Seller and Adair shall cease to have control and conduct of any claim.

8. ENTIRE AGREEMENT

This Agreement (and the other Transaction Documents) constitutes the entire Agreement and supersedes any prior written or oral agreements concerning the subject matter contained herein. There are no representations, agreements, arrangements, or understandings, oral or written, between the parties, relating to the subject matter contained in this Agreement, which are not fully set forth herein.

9. COUNTERPARTS

This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument.

10. FURTHER ASSURANCE

Adair and the Seller agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the Buyer may reasonably require, whether on or after Closing, to implement and/or give effect to this Agreement and the transaction contemplated by it and for the purpose of vesting in the Buyer the full benefit of the assets, rights and benefits to be transferred to the Buyer under this Agreement.

11. SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

12. VARIATION

No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it. The expression "variation" shall include any variation, supplement, deletion or replacement however effected.

13. SET-OFF

The Buyer shall be entitled to deduct from any amount payable by him any amounts owing by the Seller or Adair pursuant to, or as a result of a breach of, any provision of this Agreement.

14. NO RIGHTS UNDER CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

15. FEES

All fees and any taxing bonds or assessments payable in respect of the Issued Shares as a result of this Agreement shall be the sole obligation and responsibility of the Buyer. Any Notary Fees associated with this Agreement shall be paid by the Buyer.

16. GOVERNING LAW

16.1 This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, English Law.

16.2 Each of the parties agrees that the courts of England are to have non-exclusive jurisdiction to settle any disputes (including claims for set-off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this agreement or otherwise arising in connection with this agreement, and for such purposes irrevocably submit to the jurisdiction of the English courts.

17. NOTICES

17.1 Any notice or other communication to be given by either party to the other party under, or in connection with, this agreement shall be in writing and signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out in clause 17.2, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in clause 17.2 and in each case marked for the attention of the relevant party set out in clause 17.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 17). Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a) in the case of delivery by hand, when delivered;

(b) in the case of fax, at the time of transmission;

(c) in the case of prepaid recorded delivery, special delivery or registered post, at 10 am on the third day following the date of posting..

References to time in this clause are to local time at the address to which the relevant notice is sent.

17.2 The addresses and fax numbers of the parties for the purpose of clause 17.1 are as follows:

Seller

Address: Usteristrasse 19, CH-8001 Zurich Switzerland

Fax: + 41 43 210 2301

For the attention of: Walter Schumacher

Buyer

Address: 19, Simpang 542, Kg. Sungai Besar, Jalan Kota Batu, BD2517, Brunei Darussalam

Fax: +49 30 202 14 444

Adair

Address: 1910 Northwest Blvd., Suite 110, Coeur D'Alene, Idaho 83814 USA

Fax: +1 208 292 0695

17.3 A party may notify any other party to this agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 17, provided that such notice shall only be effective on:

(a) the date specified in the notice as the date on which the change is to take place; or

(b) if no date is specified or the date specified is less than seven days after the date on which notice is given, the date which is the seventh day after notice of any change has been given.

17.4 In proving such service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered either to the address shown thereon or into the custody of the postal authorities as a pre-paid recorded delivery, special delivery or registered post letter, or that the notice was transmitted by fax to the fax number of the relevant party set out in this clause 17 (or as otherwise notified under it).

17.5 All notices, demands, requests, statements, certificates or other communications under this agreement shall be in English unless otherwise agreed in writing.

18. DEFINITIONS

Words and expressions used in this agreement shall have the meanings set out in the recitals or in Schedule 2 unless the context otherwise requires.

IN WITNESS whereof this Agreement has been signed by and on behalf of the parties on the day and year first before written.

For BUYER:

By: ______________________
Michael E. Howarth, an individual

For SELLER:

By: ______________________
Walter Schumacher, Esq., authorized signatory
On behalf of **Legal Services Foundation**

For ADAIR:

By: ______________________
Patrick E. Adair, Esq., an individual